August 23, 2021

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

Washington, DC 20549

ATTN:	Mr. Howard Efron
Ms. Kristina Marrone
Mr. Ronald E. Alper
Mr. James Lopez

Re:	Bear Village, Inc.
Response to SEC Comments
Amendment No. 9 to Offering Statement on Form 1-A
Filed August 6, 2021
File No. 024-11359

Dear Ladies and Gentlemen:

Bear Village, Inc. has filed Amendment No. 9 to its Offering Statement on Form 1-A on August 23, 2021 in response to your comments. The purpose of this letter is to assist you in your review and confirm that the Company’s responses are satisfactory.

The comments from Amendment 8 and the Bear Village responses with locations within the filing document are presented below:

Amendment No. 8 to Form 1-A/A filed August 6, 2021

General

1.

We note your response to Comment 1. Please revise to address the terms of the escrow and timeline for reaching the minimum and returning funds if it is not met. See Rule 10b-9 and Rule 15c2-4 of the Securities Exchange Act of 1934.

Response:

We have added clarifications and references to the Escrow Agreement with Prime Trust, LLC as part of the Risk Factor s and in the Plan of Distribution and Selling Security Holders. In summary:

Bear Village has entered into an Escrow Agreement with Prime Trust, LLC (attached to this Offering Circular as an exhibit) as a third-part escrow agent between Bear Village, Network 1 and Prime Trust. Prime Trust shall administer the escrow commencing with the effectiveness of this offering and terminating once the minimum offering amount is reached or if Bear Village authorizes the termination of the Offering. Deposits from Subscribers will be held by the Escrow Agent. In the event the Escrow Agent does not receive the Minimum Offering Amount within the time period of this Offering or other terminating event of this Offering then the Escrow Account shall be terminated and a full and prompt return of cleared funds shall be returned to each Subscriber to the Offering. In the event the Escrow Agent receives cleared funds for at least the Minimum Offering Amount prior to the termination of the Escrow Period the Escrow Agent disburse funds from the Escrow Account.

In the Offering Summary states that Offering will terminate upon “the earlier of (1) the date at which the Maximum Offering amount has been sold, (2) the date which is one year from this offering being qualified by the United States Securities and Exchange Commission, or (3) the date at which the offering is earlier terminated by the company at its sole discretion. The company has engaged Prime Trust, LLC as agent to hold any funds that are tendered by investors. The offering is being conducted on a best-efforts basis with a minimum raise of $1,000,000.”

We believe these modifications meet the requirements of Rule 10b-9 and Rule 15c2-4 of the Securities Exchange Act of 1934.

You may contact me at 215-962-9378 if you have questions regarding the responses to your comments on the financial statements and related matters. We respectfully request an expedited review of this comment.

Sincerely, /s/ Donald Keer